CONTINENTAL PRECIOUS MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

October 14, 2003

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-3358

Please find copies of Material Change Reports for press releases issued on October 9th, 2003, and October 10th, 2003, for your public files.

If you have any questions regarding the above, please do not hesitate to give me a call.

Yours truly,

CONTINENTAL PRECIOUS MINERALS INC.

Per: George A. Duguay

GAD/cd

Encls.

dlw 11/12

FORM 27

THE SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION (75) 2

Item 1. **Reporting Issuer**

CONTINENTAL PRECIOUS MINERALS INC., 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5.

Item 2. **Date of Material Change**

October 9, 2003

Item 3. **Press Release**

The Press Release was sent via telecopier on October 9, 2003 to CCN Matthews -- Toronto, Ontario.

Item 4. **Summary of Material Change**

The Corporation issued a Press Release hereto attached.

Item 5. **Full Description of Material Change**

The Corporation issued a Press Release hereto attached.

Item 6. **Reliance on Section 75(3) of the Act**

Confidentiality is not requested.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Mr. Ed Godin, President, (416) 805-3036

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 9th day of October, 2003.

CONTINENTAL PRECIOUS MINERALS INC.

Per: ______________________

Ed Godin,
President

E:\contprec\f27-oct09-03

CONTINENTAL PRECIOUS MINERALS INC.

56 Temperance Street, 4th Floor
Toronto, Ontario, M5H 3V5

PRESS RELEASE

October 9, 2003

TORONTO, ONT. Continental Precious Minerals Inc. (the "Corporation" - TSX Venture "CZQ") announces that it has been transferred by the TSX Venture Exchange from Tier 2 to NEX effective on the opening of trading on October 9, 2003 under a new symbol "CZQ.H".

Continental Precious has sufficient funds, which they will utilize in pursuit of business venture.

- 30 -

For Further Information please contact:
Ed Godin, President (416) 805 3036

e:\contprec\Proct09-03

FORM 27

THE SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION (75) 2

Item 1. **Reporting Issuer**

CONTINENTAL PRECIOUS MINERALS INC., 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5.

Item 2. **Date of Material Change**

October 10, 2003

Item 3. **Press Release**

The Press Release was sent via telecopier on October 10, 2003 to CCN Matthews -- Toronto, Ontario.

Item 4. **Summary of Material Change**

The Corporation issued a Press Release hereto attached.

Item 5. **Full Description of Material Change**

The Corporation issued a Press Release hereto attached.

Item 6. **Reliance on Section 75(3) of the Act**

Confidentiality is not requested.

Item 7. **Omitted Information**

No information has been omitted in respect to the material change.

Item 8. **Senior Officer**

Mr. Ed Godin, President, (416) 805-3036

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, this 14 day of October, 2003.

CONTINENTAL PRECIOUS MINERALS INC.

Per:________________________

Ed Godin,
President

E:\contprec\f27-oct10-03

CONTINENTAL PRECIOUS MINERALS INC.

56 Temperance Street, 4th Floor
Toronto, Ontario, M5H 3V5

PRESS RELEASE

October 10, 2003

TORONTO, ONT. Continental Precious Minerals Inc. (the "Corporation" - NEX Board "CZQ.H") announces that as of October 9, 2003, subject to shareholders and regulatory approval, it has re-priced the exercise price on 264,309 incentive stock options previously granted to officers and a director so that such options are now exercisable at $0.15 per share until December 9, 2007.

- 30 -

For Further Information please contact:
Ed Godin, President (416) 805 3036

e:\contprec\Proct10-03